SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

RYANAIR DELIVERS 70% OF IRISH TOURISM GROWTH IN 2015

Ryanair, Ireland's favourite airline, today (29 Dec) released its 2015 Irish traffic numbers which show it has delivered 70% of all traffic growth at Cork, Dublin, Knock and Shannon airports in 2015, a year of record growth for Irish tourism.

Following the decision of Finance Minister, Michael Noonan, to scrap air travel tax in April 2014, Ryanair has continued to roll out new routes and more frequencies on existing routes, including our new 4 x daily Dublin to Amsterdam service. The annual figures revealed that:

• Traffic growth at Irish airports in 2015 rose by 3.3m to 29.8m

• Ryanair delivered 13.1m customers though Irish airports (44% of total)

• Ryanair delivered 2.2m (70%) of this 3.3m traffic increase

With over 130 routes to/from Ireland, Ryanair will carry over 14m customers through Irish airports in 2016, on new routes including Dublin to Amsterdam, Athens and Copenhagen, as more and more visitors choose Ryanair for our lowest fares, our widest choice of routes and our unbeatable punctuality and performance.

Ryanair's Robin Kiely said:

"Before the various tourism bodies claim undue credit for a record year for Irish tourism, Ryanair is pleased to release its 2015 Irish traffic numbers, which show that Ryanair on its own delivered 70% of the growth at the main Irish airports this year, thanks to the Government's decision to scrap the air travel tax.

After 5 years of decline at Irish airports, the welcome repeal of the air travel tax has resulted in record traffic and tourism growth, demonstrating to our counterparts in the UK and Germany the enormous economic benefits removing APD brings.

Ryanair will continue to invest in our network and we look forward to welcoming more and more visitors to Ireland on Ryanair's low fare services, as millions of customers choose our low fares, the largest route network in Europe and our "Always Getting Better" customer experience."

ENDS

For further information
please contact:                        Robin Kiely                             Joe Carmody
                                    Ryanair Ltd                             Edelman Ireland
                                    Tel: +353-1-9451949              Tel: +353-1-6789 333
                                    press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 December, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary